Exhibit (r)(3)

INFINITY CAPITAL

CODE OF ETHICS

High ethical standards are essential for the success of the Company and to maintain the confidence of its Investors. The Company’s interests are best served by putting the Fund’s interests first. The Company has adopted this Code of Ethics (the “Code”) to protect the Funds, the Company and its Access Persons from conflicts, real or apparent, and to provide a means of resolving such conflicts.

A copy of this Code and any amendments will be provided to each Access Person. Adherence to all provisions of the Code is a basic condition of employment. The CCO is responsible for the administration of the Code, for general compliance by the Company, and may offer guidance on securities laws and best practices as the same may change from time to time. The CCO may rely upon the advice of outside legal counsel or outside compliance consultants. Any questions about the Code should be directed to the CCO.

Applicability of the Code.

This Code applies to all Personal Accounts of all Access Persons, including accounts maintained by or for:

a.	An Access Person's spouse and minor children, and
b.	Any individuals who live in the Access Person's household and over whose purchases, sales, or other trading activities the Access Person exercises control or investment discretion, and
c.	Any individual to whom the Access Person provides primary financial support and either controls their financial affairs or provides discretionary advisory services, and
d.	Any trust or other arrangement that names the Access Person as a beneficiary, and
e.	Any partnership, corporation, or other entity for which the Access Person is a director, officer or general partner or has a 25% or greater beneficial interest, or owns a controlling interest, or exercises effective control.

The Code does not apply to a Personal Account:

a.	For which an Access Person serves as trustee of a trust for the benefit of (i) a person to whom the Access Person does not provide primary financial support or (ii) an independent third party.
b.	Of other Access Persons.
c.	Of a Solicitor or third-party consultant. Non-employee Solicitors and third-party consultants are not subject to the Code unless they, as part of their duties on behalf of the Company (i) make or participate in making investment recommendations for the Funds, or (ii) obtains information on recommended investments for the Funds.
d.	That is a client account. A client account includes any account managed by investment personnel of the Company that is not a Personal Account.

Upon receipt of a copy of the Code, each Access Person will be required to provide a comprehensive list of all Personal Accounts to the Company’s CCO.

Restrictions on Personal Investing Activities. It is the responsibility of each Access Person to ensure that any potential securities transaction for a Personal Account (i) is not subject to any restrictions set forth in the Code and (ii) is not otherwise prohibited by law. Note that any prohibitions with respect to the purchase or sale of a security also prohibits the purchase or sale of any related security including puts, calls, options or rights in such securities. Personal securities transactions for Access Persons may be affected only in accordance with the provisions of this Section III.

Clearance of Transactions in Personal Accounts. Access Persons must obtain the prior written approval of the CCO before engaging in direct or indirect purchases or sales of Beneficial Ownership interest in a security in an initial public offerings, limited offerings, or private placements under of the Advisers Act, including Funds managed by the Company. All requests for clearance of a transaction must be made through ComplianceAlpha.

Reporting Requirements.

All Access Persons are required to submit the following reports to the CCO:

a.	An initial report of all current securities holdings submitted through ComplianceAlpha within 10 days of becoming an Access Person that includes the following information:

1.	title and type of reportable security
2.	ticker symbol or CUSIP number as applicable
3.	number of shares
4.	principal amount of each reportable security
5.	reported information must be current within 45 days of the date of submission.
6.	must disclose the name of any broker, dealer or bank with which the Access Person maintains a Personal Account

b.	An annual report of current holdings, in form and substance similar to a. above, and submitted through ComplianceAlpha as of each calendar year end.
c.	A quarterly report on all securities transactions submitted through ComplianceAlpha within 30 days of each quarter ends with the following information for each reportable security:

1.	date of transaction
2.	title of reportable security
3.	ticker symbol or CUSIP number as applicable
4.	interest rate or maturity rate if applicable
5.	number of shares
6.	principal amount of reportable security
7.	nature of transaction (i.e., purchase or sale)
8.	price of reportable security at which the transaction was effected
9.	the name of broker, dealer or bank through which the transaction was effected

Note that transactions involving a gift of reportable securities, whether given or received, must be reported by Access Persons.

Reportable Security. A reportable security is any financial instrument known as a security and defined in the Advisers Act, except for:

a.	Direct obligations of the U.S. Government.
b.	Banker’s acceptances, bank certificates of deposit, commercial paper, and high-quality short-term debt instruments, including repurchase agreements.
c.	Shares issued by money market funds.
d.	Shares issued by registered open-end funds, provided such funds are not advised by the Company or an affiliate, not advised or underwritten by or controlled by the Company or an affiliate.
e.	Shares issued by unit investment trusts that are invested exclusively in one or more registered open-end funds, provided such funds are not advised by the Company or an affiliate, not advised or underwritten by or controlled by the Company or an affiliate.

Broker Confirmations and Account Statements. All Access Persons brokerage transactions and holdings will be electronically provided to ComplianceAlpha directly from the brokerage firms. In instances where an electronic data feed is not available employees are required to provide a copy of their brokerage statement via pdf attachment to ComplianceAlpha.

Exceptions to Reporting Requirements. Below are the only exceptions to the reporting requirements of the Code:

a.	No initial, annual or quarterly transaction reports are required to be submitted with respect to securities held in any Personal Account over which the Access Person has or had no direct or indirect influence or control.
b.	Quarterly transaction reports are not required to be submitted with respect to any transactions effected pursuant to an automatic investment plan, however, the plan holdings must be included in initial and annual holdings reports.

All other reporting requirements apply as stated to any holding or transaction not exempt from the reporting requirements.

Protection of Material Non-public Information about Securities and Investment Recommendations. In addition to other provisions of this Code and the Manual, Access Persons should note that the Company has a duty to safeguard material, non-public information about securities and investment recommendations provided to or made on behalf of Advisory Clients and Investors. Access Persons should not share such information outside of the Company. Notwithstanding the foregoing, Access Persons and the Company may provide such information to persons or entities providing third-party services to the Company, Advisory Client, Investors, or the Funds where such information is required to effectively provide the services in question. For examples:

a.	Broker
b.	Accountants or accounting firms
c.	Custodians
d.	Transfer agents
e.	Bankers
f.	Lawyers

Any questions about sharing material non-public information with respect to securities and investment recommendations made by the Company should be directed to the CCO.

Whistleblower Policy. Employees are required to report concerns about potentially illegal conduct as well as violations of Company policies, including violations of the Manual and the Code to the CCO or to other designated members of senior management. The Company takes any report regarding a potential violation of policy or other improper or illegal activity seriously and recognizes the importance of keeping the identity of the whistleblower confidential.

It is the responsibility of the whistleblower to act in good faith and with reasonable grounds for believing a deliberate violation has been committed. A malicious allegation or report known to be false is considered a serious offense and will be subject to disciplinary action that may include termination of employment.

Any employee who submits a complaint made in good faith will not experience retaliation, harassment, or unfavorable or adverse employment consequences. An employee who retaliates against a person reporting a complaint will be subject to disciplinary action, which may include termination of employment. Employees can be certain the Company will appropriately manage reported concerns or suspicions of improper activity in a timely and professional manner, confidentially, and without retaliation.

Oversight of Code of Ethics.

a.	Reporting. Any situation that may involve a conflict of interest, illegal or unethical behavior or any other possible violation of this Code of Ethics must be promptly reported to the CCO, who must report it to the executive management of the Company. It is the policy of the Company not to allow retaliation for reports of misconduct made in good faith by any Access Person. All Access Persons are expected to fully cooperate in any internal investigations of misconduct.
b.	Transactions. Each Access Person's transactions in their Personal Accounts may be reviewed on a regular basis and compared to transactions by the Company for the Funds. Any transactions that are believed to be a violation of this Code will be reported promptly to the CCO, who must report them to the Chief Executive Officer.
c.	Sanctions. The Company’s management, with advice of legal counsel and at its discretion, will consider reports made to them and upon determining that a violation of this Code has occurred, may impose such sanctions or remedial action as they deem appropriate or to the extent required by law. These sanctions may include, among other things, disgorgement of profits, suspension or termination of employment. Additionally, the law may impose criminal and civil penalties.
d.	Authority to Exempt Transactions. The CCO has the authority to exempt any Access Person or any personal securities transaction of an Access Person from any or all of the provisions of this Code if the CCO determines such exemption would not conflict with the best interests of an Advisory Client or Investor and complies with applicable law. The CCO will prepare and file a written memorandum of any exemption granted, describing the circumstances and reasons for the exemption.

Confidentiality.

a.	All information collected pursuant to this Code will be treated confidentially except to the extent required or interpreted to be required to be disclosed by law.
b.	Each Access Person is expected to take appropriate measures to protect the confidentiality of confidential information. In general, Access Persons shall refrain from disclosing confidential information to anyone, inside or outside of the Company, except on a need-to-know basis and under circumstances that make it reasonable to believe that the information will not be improperly disclosed by the recipient. If an employee believes that disclosure of certain information is required or compelled by law, the employee must contact the CCO for approval before disclosing the information.
c.	When the Company enters into any agreement with a third party that imposes confidentiality restrictions on the Company and its employees, each employee, by virtue of this Code provision, will likewise be deemed restricted by the confidentiality restrictions of such agreement without the need to have such employee execute any supplement thereto.